SECURIT 15026633 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53317

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rutberg and Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rowbotham + Company LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

X | A

R.

RUTBERG

351 California Street, Suite 1110
San Francisco, California 94104
Tel: (415) 371-1186 – Fax (415) 371-1187

SEC MAIL PROCESSING
RECEIVED
MAR 04 2015
WASH. D.C. 201 SECTION

March 3, 2015

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549

Dear Sir/Madam:

Enclosed are two of Rutberg and Company, LLC's (SEC File Number 8-53317) revised Exemption Reports. Please disregarding the original Exemption Report filed.

Sincerely,

Bryan Rutberg

Bryan Rutberg

Enclosures

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO

SEC MAIL PROCESSING
RECEIVED
MAR 04 2015
WASH, D.C.
201
SECTION

MEMBER OF
GGi

Report of Independent Registered Public Accounting Firm

To the Members of
Rutberg and Company, LLC

We have reviewed management's statements, included in the accompanying letter, in which (1) Rutberg and Company, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Rutberg and Company, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Rutberg and Company, LLC stated that Rutberg and Company, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Rutberg and Company, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rutberg and Company, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rowbotham & Company LLP

San Francisco, California
February 23, 2015

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL. (415) 433 - 1177 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING@ROWBOTHAM.COM
Member of the AICPA and PCAOB

RUTBERG

351 California Street, Suite 1110
San Francisco, California 94104
Tel: (415) 371-1186 – Fax (415) 371-1187

February 23, 2015

Rowbotham & Company LLP
101 Second Street, Suite 1200
San Francisco, California 94105

Rutberg and Company, LLC is making the following statements ("assertions"):

(i) We are claiming an exemption under Rule 15c3-3(k)(2)(i).
(ii) We met the exemption provisions of Rule 15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Sincerely,

Bryan Rutberg

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO

SEC MAIL PROCESSING
RECEIVED
MAR 04 2015
WASH, D.C. 201 SECTION

MEMBER OF
GGi

Report of Independent Registered Public Accounting Firm

To the Members of
Rutberg and Company, LLC

We have reviewed management's statements, included in the accompanying letter, in which (1) Rutberg and Company, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Rutberg and Company, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Rutberg and Company, LLC stated that Rutberg and Company, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Rutberg and Company, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rutberg and Company, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rowbotham & Company LLP

San Francisco, California
February 23, 2015

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL. (415) 433 - 1177 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING@ROWBOTHAM.COM
Member of the AICPA and PCAOB

R.
RUTBERG

351 California Street, Suite 1110
San Francisco, California 94104
Tel: (415) 371-1186 – Fax (415) 371-1187

February 23, 2015

Rowbotham & Company LLP
101 Second Street, Suite 1200
San Francisco, California 94105

Rutberg and Company, LLC is making the following statements ("assertions"):

(i) We are claiming an exemption under Rule 15c3-3(k)(2)(i).
(ii) We met the exemption provisions of Rule 15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Sincerely,

Bryan Rutberg